UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 18, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Heritage-Crystal Clean, Inc.

File No. 1-33987 - CF#25841

_____

      Heritage-Crystal Clean, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an Exhibit to a Form 10-Q filed on October 22, 2010, as amended.

      Based on representations by Heritage-Crystal Clean, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.1   through December 14, 2012

      For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

                    Craig E. Slivka
                    Special Counsel